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davidhearth@paulhastings.com

April 28, 2017

VIA EDGAR [CORRESPONDENCE FILING]

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-8626

Re:	State Street Institutional Funds (File Nos. 333-29337 and 811-08257)

Ladies and Gentlemen:

On behalf of the above-named registrant (the “Registrant”), we submit the responses provided below to the comments given orally by Ms. Deborah O’Neal-Johnson of the staff of the Securities and Exchange Commission (the “Staff”) on April 7, 2017 with respect to Post-Effective Amendment No. 44 (the “Amendment”) to the Registration Statement on Form N-1A filed on March 1, 2017. Post-Effective Amendment No. 45 intended to reflect the responses described below as well as other updates is expected to be filed on or about April 28, 2017.

The Staff’s comments are set forth below in italics for your reference. Page references in the text of this response letter correspond to the page numbers in the Amendment. We have consulted with the Registrant in preparing and submitting this response letter.

1.	Please be reminded of management’s responsibility for the accuracy and adequacy of disclosures in the registration statement.

Response: Comment acknowledged and accepted.

2.	Please confirm whether the various series of the Registrant (the “Funds”) invest in derivatives other than futures contracts. The prospectus summaries for various Funds refer to a broad range of derivatives. Please narrowly tailor the derivatives disclosure to the types of derivatives actually being used or likely to be used.

Response: Comment accepted. Many of the Funds have invested in various types of futures contracts. The State Street Institutional Income Fund and the State Street Institutional Strategic Investment Fund have also invested in swap contracts. The disclosure in the prospectus summaries has been revised accordingly to emphasize the types of derivatives used or likely to be used by the respective Funds.

3.	The disclosure under “TAX INFORMATION” on page 5 should also state that amounts in tax-deferred accounts will be taxed upon withdrawal.

United States Securities and Exchange Commission

Division of Investment Management

April 28, 2017

Response: Comment accepted. The Registrant will add disclosure to the sentence in that section substantially similar to the following: “…in which case you may be subject to federal income tax upon withdrawal from such tax-deferred arrangements.” Corresponding changes will be made to that disclosure for the other Funds.

4.	With respect to the State Street Institutional S&P 500 Index Fund, please state on page 20 that the Fund seeks to achieve its investment objective by investing at least 80% of its net assets in the securities contained within that index.

Response: Comment accepted. That disclosure will be revised accordingly.

5.	With respect to the State Street Institutional Strategic Investment Fund, please confirm that the “Acquired Fund Fees and Expenses” are estimated to be 0.02% in light of the recent changes in that Fund’s principal investment strategy to invest in other funds.

Response: Comment acknowledged. Although that Fund no longer intends to invest the portion of its assets intended to be allocated to international equities primarily in a global index fund, it does invest substantially all of its allocation to domestic equities in a corresponding index fund. That index fund has no management fee, and it has very low operating expenses. For that reason, the Registrant believes that the “AFFE” will be 0.02% or less.

6.	Also with respect to the State Street Institutional Strategic Investment Fund, please disclose under the fee and expense table the recoupment terms for waived fees or reimbursed expenses.

Response: Comment acknowledged. Because the fee structure for the Funds is a type of unitary fee there is not in effect a typical expense limitation agreement, but there is in effect a fee waiver agreement. That agreement does not have a recoupment provision for waived fees.

7.	Under footnote 3 in the fee and expense table for that Fund, there is a reference to a reduction in operating expenses excluding “certain acquired fund fees and expenses.” Please delete the word “certain” because all AFFE expenses would be excluded.

Response: Comment accepted. That disclosure has been revised accordingly in each prospectus.

8.	Please delete the last sentence of that same footnote about what may occur at the end of the term of the waiver agreement because it goes beyond what is required to be disclosed with respect to that table.

Response: Comment accepted. That sentence has been deleted in each prospectus.

9.	With respect to the State Street Institutional Strategic Investment Fund, please add a principal risk factor about the additional and duplicative operating expenses that will be incurred as a result of investing in other funds.

Response: Comment accepted. A risk factor to that effect has been added.

10.	Also with respect to that Fund, on page 37, please delete the risk factor for high yield securities because that type of investment does not appear to be a principal strategy for the Fund.

Response: Comment accepted. That risk factor has been deleted accordingly with respect to that Fund.

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United States Securities and Exchange Commission

Division of Investment Management

April 28, 2017

Please direct any further comments or questions regarding this response letter to the undersigned at (415) 856-7007.

Very truly yours,

/s/ David A. Hearth
David A. Hearth for PAUL HASTINGS LLP

cc:	Joshua A. Weinberg, SSGA Funds Management, Inc. James Goundrey, SSGA Funds Management, Inc. Gerry Maiorana, SSGA Funds Management, Inc.